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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 47282

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/04_____ AND ENDING_____12/31/04_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: United Securities Alliance, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

7730 East Belleview Avenue, Suite AG-9

(No. and Street)

Greenwood Village	CO	80111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Shawna Meyer   303-792-0500

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Spicer Jeffries LLP

(Name – *if individual, state last, first, middle name*)

5251 S Quebec St, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2005
THOMSON
FINANCIAL

SEC MAIL PROCESSING
RECEIVED
FEB 2 4 2005
WASH. D.C. 179 SECTION

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Shawna Meyer_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __United Securities Alliance, Inc._____ , as of _____December 31_____, 20__04____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_Shawna Meyer_____

Signature

__Chief Financial Officer__

Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital. including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable.)
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNITED SECURITIES ALLIANCE, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2004

UNITED SECURITIES ALLIANCE, INC.

CONTENTS



SPICER JEFFRIES LLP

CERTIFIED PUBLIC ACCOUNTANTS

5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
United Securities Alliance, Inc.

We have audited the accompanying statement of financial condition of United Securities Alliance, Inc. as of December 31, 2004, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United Securities Alliance, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
January 26, 2005

A MEMBER FIRM OF MACINTYRE STRATER INTERNATIONAL LIMITED (MSI),
A WORLDWIDE ASSOCIATION OF INDEPENDENT PROFESSIONAL FIRMS.

UNITED SECURITIES ALLIANCE, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$	336,953
Commissions receivable		1,173,859
Due from clearing broker		497,961
Deposit with clearing broker		25,000
Receivable from brokers, net of allowance for doubtful accounts of $81,473		81,473
Furniture and equipment, net of accumulated depreciation of $101,010		33,357
Other assets		11,849
Total assets	**$**	**2,160,452**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	568,004
Commissions payable		1,076,348
Income taxes payable		84,311
Deferred rent		41,759
Obligation under capital lease (Note 3)		11,515
Total liabilities		1,781,937

COMMITMENTS AND CONTINGENCIES (Notes 3 and 5)

SHAREHOLDER'S EQUITY (Note 2):

Common stock, par value $1 per share; 25,000 shares authorized;		
100 shares issued and outstanding		100
Additional paid-in capital		690,016
Deficit		(311,601)
Total shareholder's equity		378,515
Total liabilities and shareholder's equity	**$**	**2,160,452**

The accompanying notes are an integral part of this statement.

UNITED SECURITIES ALLIANCE, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2004

REVENUE:

Commissions	$ 20,589,998
Other income	1,337,974
Total revenue	21,927,972

EXPENSES:

Commissions	17,656,502
General and administrative	1,321,615
Salaries, benefits and payroll taxes	1,069,545
Management fees paid to parent (Note 3)	800,210
Regulatory, compliance and registration fees	327,602
Technology	238,611
Occupancy costs	150,863
Professional fees	58,539
Clearing costs	57,822
Travel and entertainment	39,000
Communications	27,930
Advertising and marketing	18,383
Depreciation	13,117
Total expenses	21,779,739

NET INCOME BEFORE INCOME TAXES	148,233
Provision for income taxes (Note 4)	84,311
NET INCOME	$ **63,922**

The accompanying notes are an integral part of this statement.

UNITED SECURITIES ALLIANCE, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2004

| | Common Stock | | Additional Paid-In | |
	Shares	Amount	Capital	(Deficit)
BALANCES, December 31, 2003	100	$ 100	$ 682,551	$ (375,523)
Capital distributions	-	-	7,465	-
Net income	-	-	-	63,922
BALANCES, December 31, 2004	100	$ 100	$ 690,016	$ (311,601)

The accompanying notes are an integral part of this statement.   6

UNITED SECURITIES ALLIANCE, INC.

STATEMENT OF CASH FLOWS

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	63,922
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		13,118
Increase in commissions receivable		(891,401)
Decrease in receivable from brokers, net of allowance		25,365
Decrease in other assets		81,460
Increase in due from clearing broker		(472,161)
Increase in accounts payable and accrued expenses		391,486
Increase in deferred rent		7,433
Increase in income tax payable		84,311
Increase in commissions payable		829,089
Net cash provided by operating activities		132,622
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of fixed assets		(15,000)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions		7,465
Payments on capital lease obligation		(7,433)
Net cash provided by financing activities		32
NET DECREASE IN CASH AND CASH EQUIVALENTS		117,654
CASH AND CASH EQUIVALENTS, at beginning of year		219,299
CASH AND CASH EQUIVALENTS, at end of year	$	336,953

The accompanying notes are an integral part of this statement.

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

United Securities Alliance, Inc. (the "Company") was incorporated in Nevada on March 16, 1994 and operates as a securities broker-dealer dealing mainly in mutual funds, insurance related products and equity securities. The Company is a wholly-owned subsidiary of USA Holdings, Inc.

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereto, including the preparation and distribution of customers' confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

Securities Transactions

The Company records securities transactions and related revenue and expenses on a trade date basis.

Depreciation

The Company provides for depreciation of furniture and equipment on the straight-line method based on the estimated lives of the assets ranging from five to seven years.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the accounting period. Actual results could differ from those estimates.

NOTE 1 - **BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (continued)

Cash and Cash Equivalents

For purposes of cash flows, the Company considers money market funds and certificates of deposit with a maturity of three months or less to be cash equivalents.

Advertising Expenses

Advertising costs are charged to operations when incurred. For the year ended December 31, 2004, the Company incurred adverting costs of approximately $14,500.

NOTE 2 - **NET CAPITAL REQUIREMENTS**

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2004, the Company had net capital and net capital requirements of $161,442 and $118,796, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 11.04 to 1. According to rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - **COMMITMENTS AND RELATED PARTY TRANSACTIONS**

The Company leases office space, furniture and equipment under various operating and capital leases expiring through 2006. Future minimum lease payments under noncancellable leases as of December 31, 2004 are as follows:

	Operating	Capital	Principal Due On Capital Lease
2005	$ 122,200	$ 9,418	$ 8,336
2006	114,900	3,342	3,179
	$ 237,100	12,760	$ 11,515
Less amount representing interest		(1,245)	
Present value of minimum net lease payments		$ 11,515	

UNITED SECURITIES ALLIANCE, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS (continued)

Total rental expense, including the noncancellable operating leases above, was approximately $107,000 for the year ended December 31, 2004.

Included in furniture and equipment at December 31, 2004 was $50,210 of furniture and equipment recorded under capital lease obligations. The related accumulated depreciation was $33,378. In addition, the Company paid approximately $800,000 in management fees to its parent.

NOTE 4 - INCOME TAXES

In the current year, the Company utilized its remaining net operating loss carryforward of approximately $175,000 for income tax purposes to offset income taxes currently due. At December 31, 2004, the Company recorded an income tax provision of $84,311. The Company's provision for income taxes is higher then what would be expected if the federal statutory rate applied to the Company's income before taxes primarily due to timing differences relating to depreciation and accrued legal settlements. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax liabilities and assets as of December 31, 2004 are as follows:

Deferred tax liabilities	$ -
Deferred tax assets:	
Timing differences due to depreciation and accrued settlements	$ 136,000
Valuation allowance for deferred tax assets	(136,000)
	$ -

The valuation allowance increased $44,000 for the year ending December 31, 2004.

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONTINGENCIES

In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

NOTE 5 -   *FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK*
                 AND CONTINGENCIES (continued)

The Company has a deposit with and receivable from its clearing broker. If the clearing broker should cease business, these amounts could be subject to forfeiture. In addition, the Company has deposits in banks in excess of the FDIC insured amount of $100,000. The amounts in excess of $100,000 are subject to loss, should the bank cease business.

The Company's financial instruments, including cash, deposit with and receivable from clearing broker, other assets, payables and other liabilities are carried at amounts that approximate fair value due to the short term nature of those instruments.

The Company is involved in various litigation and disputes arising in the normal course of business, some of which are in the preliminary or early stages. In certain of these matters, large and / or indeterminate amounts are sought. Management, after review and discussion with counsel, believes the Company has meritorious defenses and intends to vigorously defend itself in these various matters, but it is not feasible to predict or determine the final outcomes at the present time.

SUPPLEMENTARY INFORMATION

UNITED SECURITIES ALLIANCE, INC.

COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2004

CREDIT:

Shareholder's equity .... $ 378,515

DEBITS:

Nonallowable assets

Receivable from brokers, net	81,473
Commission receivable	79,649
Furniture and equipment, net	33,357
Other assets	11,849
Excess fidelity bond deductible	10,745

Total debits 217,073

NET CAPITAL 161,442

Minimum requirements of 6-2/3% of aggregate indebtedness of
$1,781,937 or $50,000, whichever is greater 118,796

Excess net capital .... $ **42,646**

AGGREGATE INDEBTEDNESS:

Accounts payable and accrued expenses	$ 568,004
Commissions payable	1,076,348
Income taxes payable	84,311
Deferred rent	41,759
Obligation under capital lease	11,515

TOTAL AGGREGATE INDEBTEDNESS .... $ **1,781,937**

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL .... **11.04 to 1**

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as amended by the Company with the unaudited Form X-17A-5 as of December 31, 2004.

See the accompanying Independent Auditors' Report. 12



SPICER JEFFRIES LLP

CERTIFIED PUBLIC ACCOUNTANTS

5251 SOUTH QUEBEC STREET • SUITE 200

GREENWOOD VILLAGE, COLORADO 80111

TELEPHONE: (303) 753-1959

FAX: (303) 753-0338

www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON
INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors of
United Securities Alliance, Inc.

In planning and performing our audit of the financial statements and supplementary information of United Securities Alliance, Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by United Securities Alliance, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

13

A MEMBER FIRM OF MACINTYRE STRATER INTERNATIONAL LIMITED (MSI),

A WORLDWIDE ASSOCIATION OF INDEPENDENT PROFESSIONAL FIRMS.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of United Securities Alliance, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

In addition, our review indicated that United Securities Alliance, Inc. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2004, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer Jeffries LLP

Greenwood Village, Colorado
January 26, 2005

14